

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
George E. Anastassov
Chief Executive Officer
AXIM International, Inc.
18 East 50th Street, 5th Floor
New York, NY 10022

> **Re:** **AXIM International, Inc.**
> **Revised Preliminary Information Statement on Schedule PRE 14C**
> **Filed June 16, 2014**
> **File No. 000-54296**

Dear Mr. Anastassov:

We have reviewed your amended filing and have the following comment.

General

1. We note your responses to comments three and four in our letter dated June 5, 2014. With a view towards disclosure, please tell us how you were able to "cancel" the filing of the certificate of amendment. In this regard we note that the Nevada Secretary of State's website indicates that the company has an authorized capital of 300 million shares of common stock, which represents the amended number of authorized shares of common stock. Furthermore, please explain to us why the preliminary information statement was mailed to the shareholders prior to the filing of the definitive. We may have additional comments following review of your response.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Phillip E. Koehnke, Esq. (*Via E-mail*)
        Phillip E. Koehnke, APC